SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of:  April 20, 2006

Commission File Number 000-50634

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Registrant's name)

93 Benton Hill Road

Sharon, CT  06069

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's News Release dated April 19, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corporation

(Registrant)

“James Sinclair”

Date:   April 20, 2006

James E. Sinclair, Chief Executive Officer

Exhibit 1

TANZANIAN ROYALTY EXPLORATION CORPORATION
Corporate Office: 93 Benton Hill Road Sharon, CT 06069 Tel: (860) 364-1830 Fax: (860 364-0673	Form 20-F, File No. 0-50634 Trade Symbol: TSX: TNX AMEX: TRE
Vancouver Office: Suite 1400 – 355 Burrard Street Vancouver, B.C. V6C 2G8 Toll Free: 1-800-811-3855 Tel: (604) 669-5598 Fax: (604) 669-8915
Email: investors@TanzanianRoyaltyExploration.com	Website: www.TanzanianRoyaltyExploration.com
News Release - April 19, 2006

Tanzanian Royalty Drill Program Confirms Anomalous Gold Values at Luhala Over 1,200 Metres of Strike Length

The Company is pleased to announce that assay results have been received from the last phase of drilling on its Luhala Gold Project in Tanzania. The assays confirm that the Main Zone at Luhala hosts anomalous gold values along a strike length of 1,200 metres, excluding a zone some 200 metres wide where a barren dyke cuts across the mineralized trend.

“The Company is highly encouraged by the geographical extent of the gold values encountered so far and we remain confident that further drilling will enhance and expand the mineral potential that we have already identified,” said John Deane, president.

The last phase of drilling at Luhala, which the Company now refers to as the “Phase 5” drill program, was completed in March 2006 and included 12 Reverse Circulation (RC) holes representing some 689 metres of drilling. Eleven holes were drilled on the Main Zone at Kisunge Hill and one hole at the recently discovered Kiginga anomaly.

“We consider Luhala a core property and are pulling out all the stops to ensure it’s being evaluated in a timely and methodical fashion as we certainly don’t want to miss anything,” said the Company’s Chairman and CEO, Jim Sinclair.

“Our broadly focused exploration programs in Tanzania, which involves the search for gold, base metals and diamonds, are certainly drawing the attention of major companies – not to mention others within our peer group - whose land positions simply can not compete with ours,” he added.

The holes in the Kisunge Main Zone were designed to intersect and test the gold potential in the most prospective stratigraphic package (rock unit) at a shallow depth as no trenching had been conducted in this area before to establish near surface mineral potential.

One hole was drilled on each fence at right angles to the strike of the zone at intervals of approximately 100 metres. Two holes were drilled on one fence to determine the dip of the mineralization which is believed to be a moderate -35 degrees. It has further been established that east-west reverse faulting has uplifted this mineralization which was once part of the Kisunge Main Zone.

Significant assays from the drill program are presented in the following tables. Because of the nature of such drilling techniques, it is not possible to determine the true width and orientation of the mineralized intersections reported in this release. A map showing the location of the various zones at Luhala is available at the following link: http://www.tanrange.com/i/pdf/2006-03-22_NR.pdf

Kisunge Main Zone
Hole No.	From (metres)	To (metres)	Intercept (metres)	Gold (g/t)	Including
LRC-104	32	40	8	1.10
LRC-105	14	18	4	2.23
LRC-108	3	7	4	1.98
LRC-109	2	13	11	1.48	3m @ 2.44 g/t
LRC-110	4	10	6	1.49	3m @ 3.29 g/t
LRC-111	5	15	10	1.22	2m @ 2.69 g/t
LRC-112	8	10	2	1.09
LRC-113	21	26	5	1.27
LRC-114	20	31	11	2.72	4m @ 5.69 g/t

Kiginga Discovery:

One hole was drilled on the newly discovered Kiginga anomaly to determine the strike direction of the mineralization which has now been confirmed as north-northwest with a sub-vertical dip. Although there are at least five other zones to test at Kiginga, heavy rains temporarily delayed drilling of these targets. At least four holes are planned to evaluate the Kiginga mineralization when ground conditions dry out.

Kininga Anomaly
Hole No.	From (metres)	To (metres)	Intercept (metres)	Gold (g/t)	Including
LRC-103	28	32	4	0.98	1m @ 2.09 g/t

Future Plans

The Company plans to evaluate the depth extent of the Kisunge Main Zone wherever conditions allow for the positioning of its RC drilling rig. Poor ground conditions within the project area precludes drilling beyond a depth of 80 metres. Diamond drilling will be required to drill beyond this depth, however, the Company expects it will be able to drill another 12 RC holes on the Kisunge Main Zone before a decision will have to be made about the diamond drill.

Qualified Person

The Company's Qualified Person is Mr. John Deane, the President of Tanzanian Royalty Exploration Corporation Limited. He has a M.Sc. from the University of Cape Town (1993) and is a registered scientist with SACNASP (Reg. No.400005/05).

Analysis

Fire assay with flame AAS finish was conducted by SGS Laboratories in Mwanza, Tanzania. Duplicates and Standards were inserted in the sample stream sent to SGS. The duplicates have a positive correlation coefficient of 98.4%. In addition, all of the standards fall within the acceptable (5%) margins of error.

"James E. Sinclair"

Chairman and Chief Executive Officer

For further information, please contact Investor Relations at 1-800-811-3855 or visit our website: www.TanzanianRoyaltyExploration.com

The Toronto Stock Exchange and American Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors - The United States Securities and Exchange commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as "measured", "indicated", and "inferred" "resources" that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 0- 50634, which may be secured from us, or from the SEC's website at http://www.sec.gov/edgar.shtml.